





Community Investors Bancorp, Inc.



2005 Annual Report

TABLE OF CONTENTS

President's Letter to Stockholders	2
The Business of Community Investors Bancorp, Inc. and First Federal Community Bank	3
Market for Common Stock	4
Selected Consolidated Financial Data	5
Management's Discussion and Analysis of Financial Condition and Results of Operations	7
Discussion of Financial Condition Changes from June 30, 2004 to June 30, 2005	9
Comparison of Results of Operations for Fiscal Years Ended June 30, 2005 and 2004	10
Comparison of Results of Operations for Fiscal Years Ended June 30, 2004 and 2003	12
Average Yield Analysis	14
Rate/Volume Table	15
Asset and Liability Management	16
Liquidity and Capital Resources	18
Report of Independent Registered Public Accounting Firm	20
Consolidated Financial Statements	21
Directors and Officers	50
Stockholder Services	51



SEC MAIL PROCESSING
RECEIVED
NOV 21 2005
WASH. D.C.

Dear Shareholders,

We are pleased to present to you the Annual Report for Community Investors Bancorp, Inc. for our fiscal year ending June 30, 2005.

I mentioned in my letter to you last year that one of the greatest challenges facing public companies was the intensified financial reporting requirements brought about by the Sarbanes-Oxley Act of 2002. Compliance with this legislation would require a significant portion of our annual earnings be allocated to meet those requirements. We did not believe this would be in the best interest of our shareholders and would ultimately threaten the value of your investment. On April 18, 2005 the Board of Directors authorized a "Going Private" transaction through a reverse/forward stock split that would reduce the number of shareholders to allow us to become a non-reporting public company. On September 20, 2005 our shareholders approved this transaction allowing us to deregister our common shares. The Board and Management believes that deregistration will result in future cost savings and more than offset any benefits derived from remaining a registered company.

We continue to follow our strategy of devoting resources to our commercial and small business lending to enhance profitability through higher margins without exposing ourselves to a significant increase in our risk profile. Another part of our plan includes expanding beyond the borders of Crawford County by opening a Loan Production Office in a market that we have determined represents the best opportunity for growth.

We continue to offer a full array of products and services that are very competitive in the markets we serve. We have a new certificate of deposit that is unique within the banking community. It is referred to as our "Prime Time" CD and is the first truly adjustable rate certificate. The rate changes every three months and has continued to increase in the current economic climate. One of our newest products is the Health Savings Account. "High deductible" medical insurance plans have become more prevalent and will create an opportunity for individuals to assist in managing their healthcare costs. We view these HSA's as a way of attracting new deposits.

Our goal for 2006 is to continue to improve our earnings while operating more efficiently. We are committed to providing training and educational opportunities to improve not only knowledge about our products but to help our associates to improve their skills to become even more valuable to our organization.

We have again committed to increasing the cash dividend as we have in the previous ten years. We will continue to support the share price through stock buybacks and continue to build shareholder value through steady growth and profitability.

Please review the discussion and analysis portion this Annual Report for further clarification of the data presented.

On behalf of the Board of Directors, officers, and associates of Community Investors Bancorp, Inc. and First Federal Community Bank, I would like to express our sincere appreciation to you our shareholders and to our many customers for your continued support and confidence.

Respectfully,

Phillip W. Gerber
President & CEO

BUSINESS OF COMMUNITY INVESTORS BANCORP, INC. AND FIRST FEDERAL COMMUNITY BANK

General

Community Investors Bancorp, Inc. (the "Corporation") was organized in fiscal 1995 at the direction of the Board of Directors of First Federal Savings and Loan Association of Bucyrus. During fiscal 2001, the Association changed its name to First Federal Community Bank ("First Federal" or the "Bank"). The Corporation was formed for the purpose of acquiring all of the common stock to be issued by the Bank upon its conversion from a federally-chartered mutual savings and loan to a federally-chartered stock bank (the "Conversion"). Since completion of the Conversion in 1995, the Corporation has conducted business as a unitary savings and loan holding company. At June 30, 2005, the Corporation had $120.7 million of total assets, $107.4 million of total liabilities, including $77.5 million of deposits, and $13.3 million of stockholders' equity.

The Bank is a traditional community bank primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to originate loans secured by single-family residences primarily located in Crawford County, Ohio. To a lesser extent, the Bank originates other real estate loans secured by non-residential and commercial real estate and construction loans and non-real estate loans, primarily consisting of consumer loans. The Bank also invests in U.S. Government and agency obligations and mortgage-backed securities which are issued or guaranteed by federal agencies. As of June 30, 2005, the Bank conducts business from four full-service office locations in Crawford County. Additionally, in September 2003, the Bank began to offer internet banking services via its website www.ffcb.com.

As a thrift holding company, the Corporation is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a thrift chartered under the laws of the United States, the Bank is subject to regulation, supervision and examination by the OTS and the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is also a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati.

MARKET FOR COMMON STOCK

Shares of common stock of Community Investors Bancorp, Inc. are traded nationally under the symbol "CIBI" on the Nasdaq SmallCap Market System ("Nasdaq"). At September 9, 2005, the Corporation had 1,056,067 shares of common stock outstanding and 388 stockholders of record.

The following tables set forth the reported high and low closing sale prices of a share of the Corporation's common stock as reported by Nasdaq and cash dividends paid per share of common stock during the periods indicated.

Fiscal Year Ended June 30, 2005

Quarter Ended	High	Low	Dividend
September 30, 2004	$14.70	$13.00	$.09
December 31, 2004	16.00	13.00	.09
March 31, 2005	14.75	13.00	.09
June 30, 2005	14.10	12.87	.09

Fiscal Year Ended June 30, 2004

Quarter Ended	High	Low	Dividend
September 30, 2003	$15.00	$12.25	$.085
December 31, 2003	14.80	13.14	.085
March 31, 2004	16.63	13.84	.085
June 30, 2004	15.63	14.55	.085

In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings banks. Under OTS regulations applicable to converted savings banks, the Bank is not permitted to pay a cash dividend on its common shares if the Bank's regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account (which was established for the purpose of granting a limited priority claim on the assets of the Bank, in the event of a complete liquidation, to those members of the Bank before the Conversion who maintain a savings account at the Bank after the Conversion) or applicable regulatory capital requirements prescribed by the OTS.

Additionally, the Bank's payment of dividends is limited, without prior OTS approval, to net income for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. The Bank currently meets all of its regulatory capital requirements and, unless the OTS determines that the Bank is an institution requiring more than normal supervision, the Bank may pay dividends in accordance with the foregoing provisions of the OTS regulations.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth certain selected consolidated financial and other data of the Corporation at the dates and for the periods indicated. For additional financial information about the Corporation, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Corporation and related notes included elsewhere herein.

Selected Consolidated Financial Condition Data:	At June 30,				
	2005	2004	2003 (In thousands)	2002	2001
Total assets	$120,653	$121,854	$122,658	$119,790	$114,329
Cash and cash equivalents	4,318	6,720	14,375	7,551	3,393
Securities:					
Available for sale [1]	11,643	13,633	8,866	12,763	10,827
Held to maturity [1]	339	428	448	586	2,942
Loans receivable - net [2]	99,148	95,862	94,523	95,669	94,207
Deposits	77,540	87,203	88,065	85,656	80,090
Federal Home Loan Bank advances	29,231	21,062	21,244	21,334	22,199
Stockholders' equity, restricted	13,291	13,232	12,844	12,324	11,658

[1] Includes investments and mortgage-backed securities.
[2] Includes loans held for sale.

Selected Consolidated Operating Data:	Year ended June 30,				
	2005	2004	2003 (In thousands, except share data)	2002	2001
Total interest income	$6,411	$6,377	$7,198	$8,018	$8,840
Total interest expense	2,464	2,568	3,421	4,249	5,218
Net interest income	3,947	3,809	3,777	3,769	3,622
Provision for losses on loans	131	143	33	139	68
Net interest income after provision for losses on loans	3,816	3,666	3,744	3,630	3,554
Other income	519	567	453	333	288
Gain on redemption of investment security	329	-	-	-	-
General, administrative and other expense	3,132	2,932	2,511	2,141	2,204
Earnings before income taxes	1,532	1,301	1,686	1,822	1,638
Federal income taxes	520	439	571	616	551
Net earnings	$1,012	$ 862	$1,115	$1,206	$ 1,087
Earnings per share					
Basic	$0.95	$.81	$1.05	$1.12	$.98
Diluted	$0.94	$.78	$1.01	$1.09	$.96

SELECTED CONSOLIDATED FINANCIAL DATA (CONTINUED)

Selected financial ratios and other data: [1]	At or for the year ended June 30,				
	2005	2004	2003	2002	2001
Return on average assets	.83%	.71%	.91%	1.05%	.93%
Return on average equity	7.66	6.51	8.71	10.03	9.73
Average equity to average assets	10.90	10.83	10.43	10.48	9.55
Interest rate spread [2]	3.22	3.08	2.95	3.05	2.84
Net interest margin [2]	3.39	3.25	3.19	3.38	3.19
Non-performing assets and troubled debt restructuring to total assets at end of period [3]	0.79	0.79	1.34	0.52	0.65
Non-performing loans and troubled debt restructuring to total loans at end of period [3]	1.00	1.00	1.71	0.63	0.79
Average interest-earning assets to average interest-bearing liabilities	108.20	107.87	108.39	108.73	107.69
Net interest income after provision for losses on loans and other income to total general, administrative and other expense [4]	138.41	144.37	167.14	185.10	174.32
General, administrative and other expense to average total assets	2.58	2.40	2.05	1.87	1.88
Dividend payout ratio	37.89	41.98	30.48	26.79	28.57
Book value per share	$12.59	$12.25	$11.99	$11.17	$10.16

[1] With the exception of end of period ratios, all ratios are based on average monthly balances during the periods.

[2] Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

[3] Non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more, and non-performing assets consist of non-performing loans and real estate, mobile homes and other assets acquired by foreclosure or deed-in-lieu thereof.

[4] For the fiscal year ended June 30, 2005, excludes the gain on sale of investment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The principal asset of the Corporation is its ownership of First Federal. Accordingly, the Corporation's results of operations are primarily dependent upon the results of operations of the Bank. The Bank conducts a general banking business that consists of attracting deposits from the general public and using those funds to originate loans for primarily residential and consumer purposes.

The Bank's profitability depends primarily on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans, investments and mortgage-backed securities) less the interest expense incurred on interest-bearing liabilities (i.e., deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates paid on these balances.

Additionally, and to a lesser extent, the Bank's profitability is affected by such factors as the level of other income and general and administrative expenses, the provision for losses on loans, and the effective tax rate. Other income consists primarily of service charges and other fees. General, administrative and other expenses consist of compensation and benefits, occupancy-related expenses, FDIC deposit insurance premiums and other operating expenses.

Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Corporation for the fiscal years ended June 30, 2005 and 2004 and the three years ended June 30, 2005. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere in this report.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgments in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following critical accounting policy is based upon judgments and assumptions by management that includes inherent risks and uncertainties.

The allowance for loan loss is an accounting estimate of probable but unconfirmed asset impairment that has occurred in the Corporation's loan portfolio as of the date of the consolidated financial statements before losses have been confirmed resulting in a subsequent charge-off or write-down. It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of certain items, including:

- Local market areas and national economic developments;
- Levels of and trends in delinquencies and impaired loans;
- Levels of and trends in recoveries of prior charge-offs;
- Adverse situations that may affect specific borrowers' ability to repay;
- Effects of any changes in lending policies and procedures;
- Credit concentrations;
- Volume and terms of loans; and
- Current collateral values, where appropriate.

Critical Accounting Policies (continued)

When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Corporation accounts for its allowance for losses on loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Both Statements require the Corporation to evaluate the collectibility of both contractual interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans' observable market price or fair value of the collateral.

A loan is defined as impaired under SFAS No. 114 when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one- to four-family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment in accordance with SFAS No. 5. With respect to the Corporation's investment in nonresidential real estate and other loans, and its evaluation of impairment thereof, management believes such loans are adequately collateralized and as a result impaired loans are carried as a practical expedient at the lower of cost or fair value.

It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, once a collateral dependent loan becomes more than ninety days delinquent, it is considered to constitute more than a minimum delay in repayment and is evaluated for impairment under SFAS No. 114 at that time.

Forward-Looking Statements

In the following pages, management presents an analysis of the Corporation's financial condition as of June 30, 2005, and the results of operations for the year ended June 30, 2005 as compared to prior periods. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Corporation's operations and the Corporation's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Corporation's general market area.

Without limiting the foregoing, some of the forward-looking statements include the following:

Management's establishment of an allowance for loan losses and its statements regarding the adequacy of such allowance for loan losses.

Management's opinion as to the financial statement effect of certain recent accounting pronouncements.

Discussion of Financial Condition Changes from June 30, 2004 to June 30, 2005

The Corporation's total assets amounted to $120.7 million as of June 30, 2005, a decrease of $1.2 million, or 1.0%, under the $121.9 million total at June 30, 2004. The reduction in assets includes a $2.4 million decrease in cash and cash equivalents and a $1.6 million decline in investments, which were partially offset by a $2.8 million increase in loans and mortgage backed securities.

Cash and cash equivalents, investment securities and mortgage-backed securities totaled $16.3 million at June 30, 2005, a decrease of $4.5 million, or 21.6%, from 2004 levels. Purchases of investment and mortgage-backed securities during fiscal 2004 totaling $2.0 million were offset by maturities totaling $3.9 million and principal repayments of $474,000. Cash and cash equivalents decreased by $2.4 million, or 35.7% year to year.

Loans receivable, including loans held for sale, totaled $99.1 million at June 30, 2005, an increase of $3.3 million, or 3.5%, from June 30, 2004 levels. Loan disbursements during fiscal 2004 totaled $31.0 million, which were offset by principal repayments of $24.2 million and loan sales to the FHLB of $3.1 million. The volume of loan disbursements during fiscal 2005 represented a $1.6 million, or 4.9%, decrease compared to the volume in fiscal 2004. The decrease in loan volume during fiscal 2004 was a product of the Bank's focus on origination of adjustable-rate loans, coupled with the local real estate market conditions.

At June 30, 2005, the Corporation's allowance for loan losses totaled $672,000, which represented .67% of total loans and 51.7% of nonperforming loans. The allowance totaled $549,000 at June 30, 2004, which represented .56% of total loans and 57.3% of nonperforming loans at that date. Nonperforming loans totaled $1.3 million and $1.0 million at June 30, 2005 and 2004, respectively, which represented 1.3% and 1.0% of total loans at those respective dates. At June 30, 2005, nonperforming loans were comprised of $969,000 of loans secured by one- to four-family residential real estate and $318,000 of consumer and commercial loans. Management believes such nonperforming loans are adequately collateralized and that no additional losses are anticipated in excess of loss reserves allocated to such loans. Although management believes that its allowance for loan losses at June 30, 2005 was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's results of operations.

Deposits totaled $77.5 million at June 30, 2005, a decrease of $9.7 million or 11.1% under the $87.2 million total reported at June 30, 2004. The decrease in deposits was comprised of a $7.0 million decrease in certificates of deposit and a $2.4 million decrease in money market accounts, a $1.7 million decrease in passbook savings accounts, partially offset by a $1.4 million increase in NOW accounts. The reduction in certificate of deposits reflects management's decision to refrain from locking in premium rates on maturing deposits. Instead management is concentrating its marketing efforts on NOW accounts.

Advances from the Federal Home Loan Bank totaled $29.2 million at June 30, 2005, an increase of $8.2 million, or 38.8%, from June 30, 2004 levels. The 2005 FHLB advances have maturities of 90 days or less.

Management has determined to utilize the short term borrowing capacity available from FHLB advances to offset deposit decreases and take advantage of available short-term rates.

Stockholders' equity totaled $13.3 million at June 30, 2005, an increase of $59,000, or .4% over June 30, 2004 levels. The increase resulted primarily from net earnings of $1.0 million, as well as proceeds from stock options exercised and tax benefits of $359,000. These increases were partially offset by purchases of treasury stock totaling $902,000, dividend payments on common stock totaling $386,000 and unrealized losses on securities of $24,000.

Discussion of Financial Condition Changes from June 30, 2004 to June 30, 2005 (continued)

On September 20, 2005, the stockholders adopted a proposal to amend the Corporation's Articles of Incorporation to effect a 1-for-300 reverse stock split with the repurchase of all resulting fractional shares; followed immediately by a 300-for-1 forward stock split of the Corporation's common shares. As a result of the stock splits, each shareholder owning less than 300 common shares of the Corporation or common shares other than in a 300 share lot immediately prior to the stock split received $15.00 per share in cash for each common share owned and was no longer a shareholder. The Corporation expended $2.0 million in cash to redeem all fractional shares created by the 1-for-300 stock split resulting in a corresponding reduction of shareholders' equity.

The purpose of the stock splits were to enable the Corporation to deregister its common shares under the Securities and Exchange Act of 1934 (the Act), as amended. Management believes that deregistration of the Corporation's common shares will result in future cost savings that more than offset any benefits derived from maintaining registration of the Corporation's shares under the Act.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2005 and 2004

General

The Corporation's net earnings totaled $1.0 million for the fiscal year ended June 30, 2005, an increase of $150,000, or 17.4%, from the $862,000 of net earnings reported for fiscal 2004. The increase in net earnings was due primarily to a $329,000 gain on redemption of an investment security, an increase in net interest income of $138,000 decrease in the provision for losses on loans of $12,000, which were partially offset by increases in general and administrative expenses of $200,000, decreases in other income of $48,000, and an increase in the provision for federal income taxes of $81,000.

Net Interest Income

Total interest income for the fiscal year ended June 30, 2005, amounted to $6.4 million, an increase of $34,000, or 0.5%, compared to fiscal 2004. This decrease was due primarily to a 6 basis point increase in the average yield on interest-earning assets, to 5.51% for fiscal 2005, which helped to offset a $721,000, or .6%, decline in the average balance of interest-earning assets outstanding year to year. Interest income on loans increased by $61,000, or 1.0%, due primarily to a $2.6 million increase in the average balance of loans outstanding which more than offset a 10 basis point reduction in the average yield to 5.96% for fiscal 2005. Interest income on investment and mortgage-backed securities decreased by $11,000, or 2.1%, due primarily to a 10 basis point reduction in the weighted-average yield which more than offset a $110,000 increase, or .8%, in the average portfolio balance outstanding year to year. Interest income on interest-bearing deposits decreased by $16,000, or 32.0%, due to a $3.5 million, or 48.2%, reduction in the average balance outstanding, partially offset by a 20 basis point increase in yield.

Interest expense on deposits totaled $1.1 million for the fiscal year ended June 30, 2005, a decrease of $184,000, or 14.7%, primarily due to a 15 basis point decrease in the average cost of deposits, to 1.30% for fiscal 2005, as well as a decrease of $4.7 million, or 5.4%, decrease in the weighted-average balance of deposits outstanding. Interest expense on borrowings increased by $80,000, or 6.1%, during fiscal 2005. The weighted-average balance of FHLB advances outstanding increased by $3.7 million, partially offset by a 59 basis point decrease in the average cost of advances year to year. Decreases in the yields on interest-earning assets and costs of interest-bearing liabilities were due primarily to the lag time associated with overall interest rate increases in the economy.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2005 and 2004 (continued)

Net Interest Income (continued)

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $138,000, or 3.6%, to a total of $3.9 million for the fiscal year ended June 30, 2005. The interest rate spread amounted to 3.22% in fiscal 2005, compared to 3.08% in fiscal 2004, while the net interest margin totaled 3.39% in fiscal 2005, as compared to 3.25% in fiscal 2004.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio. As a result of such analysis, management recorded a $131,000 provision for losses on loans during the fiscal year ended June 30, 2005, compared to the $143,000 provision recorded in fiscal 2004. The fiscal 2005 provision was predicated upon the level of loans charged-off during fiscal 2005, as well as increases in the non-mortgage loan portfolio. Management believes all nonperforming loans are adequately collateralized and no loss is anticipated on such loans in excess of established reserves; however, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income totaled $848,000 for the fiscal year ended June 30, 2005, an increase of $281,000, or 49.6%, compared to fiscal 2004. The increase was due primarily to a gain on redemption of stock in Intrieve, Incorporated totaling $329,000. This gain was partially offset by a decrease of $15,000 or 15.0% in gain on sale of loans in the secondary market and a decrease in other operating income of $9,000, or 2.0%. These decreases reflect normal year to year fluctuations in loan activity and banking transactions. The Bank continued the program to sell certain loans to the Federal Home Loan Bank of Cincinnati which resulted in the above gains.

General, Administrative and Other Expense

General, administrative and other expense totaled $3.1 million for the fiscal year ended June 30, 2005, an increase of $200,000, or 6.8%, compared to fiscal 2004. This increase was due primarily to a $196,000, or 32.2%, increase in other operating expenses, a $14,000, or 5.2%, increase in occupancy expense, a $25,000 or 6.1% increase in data processing. This was partially offset by a reduction in employee compensation and benefits of $44,000 or 3.0%. Other operating expense increases reflect increased professional fees for compliance and outsourcing, as well as additional consulting related to strategic initiatives being considered by management. The increase in occupancy costs reflects the higher depreciation and other costs for the two new branches opened in fiscal 2004, now open for the entire year. Data processing expenses increased due to increased internet banking costs and item processing. The decrease in employee compensation and benefits was due primarily to decreased pension plan costs and the Employee Stock Ownership Plan (ESOP) costs which offset normal merit increases and inflationary increases in fringe benefits. The defined benefit plan was frozen effective August 1, 2004 to reduce costs. The ESOP plan was not funded in fiscal year 2005.

Federal Income Taxes

The provision for federal income taxes increased by $81,000, or 18.5%, for the fiscal year ended June 30, 2005, compared to fiscal 2004. The increase resulted from a $231,000, or 17.8%, increase in net earnings before taxes. The effective tax rates were 33.9% and 33.7% for the fiscal years ended June 30, 2005 and 2004, respectively.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2004 and 2003

General

The Corporation's net earnings totaled $862,000 for the fiscal year ended June 30, 2004, a decrease of $253,000, or 22.7%, from the $1.1 million of net earnings reported for fiscal 2003. The decrease in net earnings was due primarily to a $421,000 increase in general and administrative expenses and increases in the provision for losses on loans of $110,000, which was partially offset by increases in net interest income of $32,000 and other income of $114,000, and a decrease in the provision for federal income taxes of $132,000.

Net Interest Income

Total interest income for the fiscal year ended June 30, 2004, amounted to $6.4 million, a decrease of $821,000, or 11.4%, compared to fiscal 2003. This decrease was due primarily to a 63 basis point reduction in the average yield on interest-earning assets, to 5.45% for fiscal 2004, as well as a $1.4 million, or 1.2%, decline in the average balance of interest-earning assets outstanding year to year. Interest income on loans decreased by $715,000, or .75%, due primarily to a 77 basis point reduction in the average yield to 6.06% for fiscal 2004. Interest income on investment and mortgage-backed securities decreased by $67,000, or 11.2%, due primarily to a 65 basis point reduction in the weighted-average yield which offset a $578,000 increase, or 4.2%, in the average portfolio balance outstanding year to year. Interest income on interest-bearing deposits decreased by $39,000, or 43.8%, due to a $2.3 million, or 23.9%, reduction in the average balance outstanding, as well as a 23 basis point decline in yield.

Interest expense on deposits totaled $1.3 million for the fiscal year ended June 30, 2004, a decrease of $849,000, or 40.4%, primarily due to a 95 basis point decrease in the average cost of deposits, to 1.44% for fiscal 2004, as well as a decrease of $937,000, or 1.1%, decrease in the weighted-average balance of deposits outstanding. Interest expense on borrowings decreased by $5,000, or 0.4%, during fiscal 2004. The weighted-average balance of advances from the Federal Home Loan Bank outstanding increased by $190,000, offset by a 7 basis point in decrease in the average cost of advances year to year. Decreases in the yields on interest-earning assets and costs of interest-bearing liabilities were due primarily to the overall decline in interest rates in the economy.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $32,000, or .8%, to a total of $3.8 million for the fiscal year ended June 30, 2004. The interest rate spread amounted to 3.08% in fiscal 2004, compared to 2.95% in fiscal 2003, while the net interest margin totaled 3.25% in fiscal 2004, as compared to 3.19% in fiscal 2003.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2004 and 2003 (continued)

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio. As a result of such analysis, management recorded a $143,000 provision for losses on loans during the fiscal year ended June 30, 2004, compared to the $33,000 provision recorded in fiscal 2003. The fiscal 2004 provision was predicated upon the increase in the level of loans charged-off during fiscal 2004. Management believes all nonperforming loans are adequately collateralized and no loss is anticipated on such loans in excess of established reserves; however, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income totaled $567,000 for the fiscal year ended June 30, 2004, an increase of $114,000, or 25.1%, compared to fiscal 2003. The increase was due primarily to a $23,000 increase or 29.9%, in gain on sale of loans in the secondary market and an increase in other operating income of $82,000, or 21.3%, primarily due to increased service fees on loans and deposit accounts and transactions. The Bank continued their program to sell certain loans to the Federal Home Loan Bank of Cincinnati which resulted in the above gains.

General, Administrative and Other Expense

General, administrative and other expense totaled $2.9 million for the fiscal year ended June 30, 2004, an increase of $421,000, or 16.8%, compared to fiscal 2003. This increase was due primarily to a $201,000, or 15.6%, increase in employee compensation and benefits, a $82,000, or 44.1%, increase in occupancy expense, $59,000, or 59.0%, increase in franchise taxes, as well as a $27,000 or 7.1% increase in data processing and other operating expenses. The increase in employee compensation and benefits was due primarily to increased defined benefit pension plan costs and normal merit increases. The defined benefit plan was discontinued effective August 1, 2004 to reduce the costs associated with that plan. The increase in occupancy costs reflects the higher depreciation and additional operations costs for the two new branches opened in fiscal 2004. Data processing and other operating expenses increased due to increased internet banking costs as well as costs related to item processing. Other operating expense increases were due to increased professional fees to comply with various regulatory requirements. The increase in franchise taxes reflected in 2004 was due to tax refunds received on prior year filings recognized as a reduction of franchise taxes in 2003.

Federal Income Taxes

The provision for federal income taxes decreased by $132,000, or 23.1%, for the fiscal year ended June 30, 2004, compared to fiscal 2003. The decrease resulted primarily from a $385,000, or 22.8%, decrease in net earnings before taxes. The effective tax rates were 33.7% and 33.9% for the fiscal years ended June 30, 2004 and 2003, respectively.

AVERAGE YIELD ANALYSIS

The following average balance sheet table sets forth for the periods indicated, information on the Corporation regarding: (i) the total dollar amounts of interest income on interest-earning assets and the resulting average yields; (ii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iii) net interest income; (iv) interest rate spread; (v) net interest-earning assets; (vi) the net interest margin; and (viii) the ratio of total interest-earning assets to total interest-bearing liabilities. Additional interest income that would have been recognized had non-accruing loans performed in accordance with original terms has not been included in the table. Interest income from non-accruing loans is a component of interest income in the period received. The loan is returned to accruing status upon payment of all delinquent interest. Information is based on average monthly balances during the period presented.

	Year ended June 30,								
	2005			2004			2003		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
Interest-earning assets:									
Loans receivable	$ 98,223	$5,855	5.96%	$ 95,560	$5,794	6.06%	$ 95,235	$6,509	6.83%
Investment securities [1]	14,370	522	3.63	14,260	533	3.74	13,682	600	4.39
Other interest-earning assets [2]	3,759	34	.90	7,253	50	.69	9,532	89	.93
Total interest-earning assets	116,352	6,411	5.51	117,073	6,377	5.45	118,449	7,198	6.08
Non-interest-earning assets	4,889			5,081			4,240		
Total assets	**$121,241**			**$122,154**			**$122,689**		
Interest-bearing liabilities:									
Deposits	$ 82,370	1,067	1.30	$ 87,085	1,251	1.44	$ 88,022	2,100	2.39
FHLB advances	25,169	1,397	5.55	21,448	1,317	6.14	21,258	1,321	6.21
Total interest-bearing liabilities	107,539	2,464	2.29	108,533	2,568	2.37	109,280	3,421	3.13
Non-interest-bearing liabilities	489			389			608		
Total liabilities	108,028			108,922			109,888		
Stockholders' equity	13,213			13,232			12,801		
Total liabilities and stockholders' equity	**$121,241**			**$122,154**			**$122,689**		
Net interest income/interest rate spread		$3,947	3.22%		$3,809	3.08%		$3,777	2.95%
Net interest margin [3]			3.39%			3.25%			3.19%
Ratio of interest-earning assets to interest-bearing liabilities			108.20%			107.87%			108.39%

[1] Includes mortgage-backed securities.
[2] Comprised principally of interest-bearing deposits.
[3] Net interest income divided by average interest-earning assets.

RATE/VOLUME TABLE

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and liabilities have affected the Corporation's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), (iii) changes in rate/volume (changes in rate multiplied by changes in volume) and (iv) total changes in rate and volume.

	Year ended June 30,					
	2005 vs. 2004			2004 vs. 2003		
	Increase (decrease) due to		Total increase/	Increase (decrease) due to		Total increase/
	Rate	Volume	(decrease)	Rate	Volume	(decrease)
	(In thousands)					
Interest-earning assets:						
Loans	$ (93)	$154	$ 61	$ (737)	$ 22	$ (715)
Investment securities [1]	(16)	5	(11)	(94)	27	(67)
Interest-earning deposits and other	29	(45)	(16)	(20)	(19)	(39)
Total interest-earning assets	(80)	114	34	(851)	30	(821)
Interest-bearing liabilities:						
Deposits	(119)	(65)	(184)	(827)	(22)	(849)
Advances from Federal Home Loan Bank	(99)	179	80	(16)	12	(4)
Total interest-bearing liabilities	(218)	114	(104)	(843)	(10)	(853)
Increase in net interest income			$138			$ 32

[1] Includes interest on mortgage-backed securities.

ASSET AND LIABILITY MANAGEMENT

The lending activities of savings institutions have historically emphasized long-term loans secured by single-family residences, and the primary source of funds of such institutions has been deposits. The deposit accounts of savings institutions generally bear interest rates that reflect market rates and largely mature or are subject to repricing within a short period of time. This factor, in combination with substantial investments in long-term, fixed-rate loans, has historically caused the income earned by savings institutions on their loan portfolios to adjust more slowly to changes in interest rates than their cost of funds.

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Corporation's results of operations, the Corporation's management has implemented and continues to monitor asset and liability management policies to better match the maturities and repricing terms of the Corporation's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing investment in Adjustable Rate Mortgages (ARMs); (ii) emphasizing the retention of lower-costing savings accounts and other core deposits and lengthening the term of liabilities by participating in the mortgage matched advances program offered by the Federal Home Loan Bank (FHLB) of Cincinnati; (iii) selling certain fixed-rate loans in the secondary market; and (iv) maintaining a significant level of liquid assets that can be readily invested in higher yielding investments should interest rates rise.

Although the Corporation emphasizes the origination of single-family residential ARMs, originations of such loans have been difficult due to the preference of the Corporation's customers for fixed-rate residential mortgage loans in the predominantly low interest rate environment that has prevailed for the past five years. Despite this preference for fixed-rate originations, as a consequence of management's continuing efforts, $53.4 million, or 69.4%, of the Corporation's portfolio of one- to four-family residential mortgage loans consisted of ARMs at June 30, 2005. In addition, at June 30, 2005, another $23.0 million, or 40.4%, of the Corporation's portfolio of loans other than one- to four-family residential real estate consisted of loans with adjustable interest rates.

The Corporation prices deposit accounts based upon the availability of prudent investment opportunities. Pursuant to this policy, the Corporation has generally neither engaged in sporadic increases or decreases in interest rates paid nor offered the highest rates available in its deposit market. In addition, the Corporation does not pursue an aggressive growth strategy which has assisted it in controlling the cost of funds.

The Corporation generally maintains a high level of liquidity to respond to investment opportunities as interest rates and lending activities permit and to fund deposit withdrawals. Management believes that this flexibility will allow the Corporation to maintain its profitability over a wide range of interest rate environments.

The interest rate spread is the principal determinant of First Federal's income. The interest rate spread, and therefore net interest income, can vary considerably over time because asset and liability repricing do not coincide. Moreover, the long-term and cumulative effect of interest rate changes can be substantial. Interest rate risk is defined as the sensitivity of an institution's earnings and net asset values to changes in interest rates. The management and Board of Directors attempt to manage First Federal's exposure to interest rate risk in a manner to maintain the projected four-quarter percentage change in net interest income and the projected change in the market value of portfolio equity within limits established by the Board of Directors, assuming a permanent and instantaneous parallel shift in interest rates.

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As a part of its effort to monitor its interest rate risk, First Federal reviews the reports of the OTS which set forth the application of the "net portfolio value" ("NPV") methodology.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 100 basis point (1 basis point equals .01%) incremental change in market interest rates.

The tables below show the increase and decrease of NPV under different interest rate scenarios at June 30, 2005 and 2004. Decreases of greater than 100 basis points are not presented at June 30, 2005 and 2004, due to the low interest rate environment in existence at those dates.

June 30, 2005

Change in Interest Rates (basis points)	Estimated NPV	Estimated NPV as a Percentage of Assets	Amount of Change	Percent
		(Dollars in thousands)		
+300	$12,645	10.61%	$(4,409)	(26)%
+200	14,671	12.05%	(2,383)	(14)
+100	16,226	13.08%	(828)	(5)
-	17,054	13.55%	-	-
-100	17,052	13.43%	(2)	(2)

June 30, 2004

Change in Interest Rates (basis points)	Estimated NPV	Estimated NPV as a Percentage of Assets	Amount of Change	Percent
		(Dollars in thousands)		
+300	$12,347	10.23%	$(4,581)	(24)%
+200	14,542	11.78	(2,386)	(14)
+100	16,175	12.85	(753)	(4)
-	16,928	13.27	-	-
-100	16,795	13.06	133	1

The model reflects that the Bank's NPV is more sensitive to an increase in interest rates than a decrease in interest rates. This occurs principally because, as rates rise, the market value of the Bank's fixed-rate loans and mortgage-backed securities declines due to the rate increases.

In the event that interest rates should rise from current levels, First Federal's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect First Federal's earnings due to diminished loan demand.

ASSET AND LIABILITY MANAGEMENT (CONTINUED)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal from certificates could likely deviate significantly from those assumed in calculating the table.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's primary sources of funds are deposits, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities and funds provided by operations. While scheduled loan and investment securities repayments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the movement of interest rates in general, economic conditions and competition. The Corporation manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable. In addition, the Corporation invests excess funds in FHLB overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Corporation has been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Bank may borrow from the FHLB of Cincinnati and has access to the Federal Reserve Bank discount window. The Bank has borrowed from the FHLB of Cincinnati as part of its asset/liability management strategy to match payments on the advances to the stream of income from its fixed rate one- to four-family residential loan portfolio and its investment in U.S. government agency bonds. As of June 30, 2005, the Bank had $29.2 million of advances outstanding. The Corporation's management believes its sources of liquidity are adequate to meet cash obligations as they arise.

Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as FHLB of Cincinnati overnight deposits. On a longer term basis, the Corporation maintains a strategy of investing in various investment securities and lending products. At June 30, 2005, the total loan commitments outstanding totaled approximately $500,000. At the same date, the Corporation had maximum exposure for loan commitments under undisbursed loans in process and unused lines of credit totaling $5.4 million. In the opinion of management, all loan commitments had interest rates which equaled or exceeded market interest rates as of June 30, 2005, and will be funded from existing excess liquidity and normal cash flow from operations.

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

The following table sets forth information regarding the Corporation's obligations and commitments to make future payments under contract as of June 30, 2005.

	Payments due by period				
	Less than 1 year	1-3 years	3-5 years (In thousands)	More than 5 years	Total
Contractual obligations:					
Operating lease obligations	$ 5	$ 15	$ 10	$ -	$ 30
Advances from the Federal Home Loan Bank	8,200	31	21,000	-	29,231
Certificates of deposit	13,996	18,757	3,738	-	36,491
Amount of commitments expiration per period					
Commitments to originate loans:					
Overdraft lines of credit	-	-	-	-	-
Home equity/commercial lines of credit	4,722	-	-	-	4,722
One- to four-family and multi-family loans	471	-	-	-	471
Non-residential real estate and land loans	-	-	-	-	-
Total contractual obligations	$27,394	$18,803	$24,748	$ -	$70,495

During fiscal 2005, the Corporation had overall negative cash flows from operating activities, investing, and financing activities, which resulted in a net decrease in cash and cash equivalents for the year totaling $2.4 million.

During fiscal 2004, the Corporation also had overall negative cash flows from operating activities, investing, and financing activities, which resulted in a net decrease in cash and cash equivalents for the year totaling $7.7 million.

Operating activities provided cash during fiscal 2005 as net interest income exceeded general and administrative expenses. Cash flows from investing activities decreased primarily as a result of loan disbursements in excess of loan repayments and purchases of investment securities in excess of maturities of investment securities. Cash flows from financing activities decreased during fiscal 2005 primarily due to shrinkage in deposits which exceeded increase in Federal Home Loan Bank advances. In addition, dividends paid to stockholders and purchase of treasury stock exceeded proceeds from the exercise of stock options .

Accountants and Management Consultants

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Community Investors Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Community Investors Bancorp, Inc. as of June 30, 2005 and 2004, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2005. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Investors Bancorp, Inc. as of June 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Cincinnati, Ohio
October 7, 2005

Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

COMMUNITY INVESTORS BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2005 and 2004
(In thousands, except share data)

ASSETS	2005	2004
Cash and due from banks	$ 1,453	$ 2,373
Interest-bearing deposits in other financial institutions	2,865	4,347
Cash and cash equivalents	4,318	6,720
Investment securities available for sale - at market	11,175	12,749
Investment securities held to maturity - at amortized cost, approximate market value of $146 and $176 as of June 30, 2005 and 2004, respectively	147	179
Mortgage-backed securities available for sale - at market	468	884
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $194 and $252 as of June 30, 2005 and 2004, respectively	192	249
Loans receivable - net	98,983	95,862
Loans held for sale - at lower of cost or market	165	-
Office premises and equipment - at depreciated cost	2,271	2,368
Property acquired in settlement of loans	116	-
Federal Home Loan Bank stock - at cost	1,942	1,857
Accrued interest receivable on loans	460	405
Accrued interest receivable on mortgage-backed securities	-	6
Accrued interest receivable on investments and interest-bearing deposits	79	80
Prepaid expenses and other assets	337	362
Prepaid federal income taxes	-	133
Total assets	**$120,653**	**$121,854**

LIABILITIES AND STOCKHOLDERS' EQUITY	2005	2004
Deposits	$ 77,540	$ 87,203
Advances from the Federal Home Loan Bank	29,231	21,062
Advances by borrowers for taxes and insurance	65	49
Accrued interest payable	188	158
Other liabilities	84	20
Accrued federal income taxes	99	-
Deferred federal income taxes	155	130
Total liabilities	107,362	108,622
Commitments	-	-
Stockholders' equity		
Preferred stock, 1,000,000 shares of no par value authorized, no shares issued	-	-
Common stock, 4,000,000 shares authorized, $.01 par value; 1,660,850 shares issued	17	17
Additional paid-in capital	7,290	7,342
Retained earnings, restricted	12,256	11,630
Shares acquired by stock benefit plans	(15)	(15)
Less 604,783 and 580,712 shares of treasury stock at June 30, 2005 and 2004, respectively - at cost	(6,153)	(5,662)
Accumulated other comprehensive loss - unrealized losses on securities designated as available for sale, net of related tax benefits	(104)	(80)
Total stockholders' equity	13,291	13,232
Total liabilities and stockholders' equity	**$120,653**	**$121,854**

The accompanying notes are an integral part of these statements.

COMMUNITY INVESTORS BANCORP, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended June 30, 2005, 2004 and 2003
(In thousands, except share data)

	2005	2004	2003
Interest income			
Loans	$5,855	$5,794	$6,509
Mortgage-backed securities	16	64	162
Investment securities	506	469	438
Interest-bearing deposits and other	34	50	89
Total interest income	6,411	6,377	7,198
Interest expense			
Deposits	1,067	1,251	2,100
Borrowings	1,397	1,317	1,321
Total interest expense	2,464	2,568	3,421
Net interest income	3,947	3,809	3,777
Provision for losses on loans	131	143	33
Net interest income after provision for losses on loans	3,816	3,666	3,744
Other income			
Gain on redemption of investment security	329	-	-
Gain on sale of loans	85	100	77
Loss on sale of property acquired in settlement of loans	(9)	(8)	(9)
Gain on sale of office premises	-	23	-
Other operating	443	452	385
Total other income	848	567	453
General, administrative and other expense			
Employee compensation and benefits	1,443	1,487	1,286
Occupancy and equipment	282	268	186
Franchise taxes	168	159	100
Data processing	434	409	382
Other operating	805	609	557
Total general, administrative and other expense	3,132	2,932	2,511
Earnings before income taxes	1,532	1,301	1,686
Federal income taxes			
Current	495	383	535
Deferred	25	56	36
Total federal income taxes	520	439	571
NET EARNINGS	**$1,012**	**$ 862**	**$1,115**
EARNINGS PER SHARE			
Basic	**$0.95**	**$0.81**	**$1.05**
Diluted	**$0.94**	**$0.78**	**$1.01**

The accompanying notes are an integral part of these statements.

COMMUNITY INVESTORS BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30, 2005, 2004 and 2003
(In thousands)

	2005	2004	2003
Net earnings	$1,012	$862	$1,115
Other comprehensive income (loss), net of tax:			
Unrealized holding losses on securities during the year, net of related tax benefits of $(12), $(76) and $(1), respectively	(24)	(147)	(1)
Comprehensive income	**$ 988**	**$715**	**$1,114**
Accumulated comprehensive income (loss)	**$ (104)**	**$ (80)**	**$ 67**

The accompanying notes are an integral part of these statements.

COMMUNITY INVESTORS BANCORP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended June 30, 2005, 2004 and 2003
(In thousands, except share data)

	Common stock	Additional paid-in capital	Retained earnings	Shares acquired by stock benefit plans	Treasury shares	Unrealized gains (losses) on securities designated as available for sale	Total
Balance at July 1, 2002	$ 17	$7,310	$10,371	$(208)	$(5,234)	$ 68	$12,324
Exercise of stock options	-	(7)	-	-	31	-	24
Purchase of treasury shares, at cost	-	-	-	-	(412)	-	(412)
Amortization expense of stock benefit plans	-	65	-	79	-	-	144
Net earnings for the year ended June 30, 2002	-	-	1,115	-	-	-	1,115
Cash dividends of $.32 per share	-	-	(350)	-	-	-	(350)
Unrealized losses on securities designated as available for sale, net of related tax benefits	-	-	-	-	-	(1)	(1)
Balance at June 30, 2003	17	7,368	11,136	(129)	(5,615)	67	12,844
Exercise of stock options	-	(105)	-	-	345	-	240
Purchase of treasury shares, at cost	-	-	-	-	(392)	-	(392)
Amortization expense of stock benefit plans	-	79	-	114	-	-	193
Net earnings for the year ended June 30, 2004	-	-	862	-	-	-	862
Cash dividends of $.34 per share	-	-	(368)	-	-	-	(368)
Unrealized losses on securities designated as available for sale, net of related tax benefits	-	-	-	-	-	(147)	(147)
Balance at June 30, 2004	17	7,342	11,630	(15)	(5,662)	(80)	13,232
Exercise of stock options	-	(102)	-	-	411	-	309
Purchase of treasury shares, at cost	-	-	-	-	(902)	-	(902)
Tax benefits from exercise of options	-	50	-	-	-	-	50
Net earnings for the year ended June 30, 2005	-	-	1,012	-	-	-	1,012
Cash dividends of $.36 per share	-	-	(386)	-	-	-	(386)
Unrealized losses on securities designated as available for sale, net of related tax benefits	-	-	-	-	-	(24)	(24)
Balance at June 30, 2005	$ 17	$7,290	$12,256	$ (15)	$(6,153)	$(104)	$13,291

The accompanying notes are an integral part of these statements.

COMMUNITY INVESTORS BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2005, 2004 and 2003
(In thousands)

	2005	2004	2003
Cash flows from operating activities:			
Net earnings for the year	$ 1,012	$ 862	$ 1,115
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Amortization of discounts and premiums on investments and mortgage-backed securities - net	21	25	33
Amortization of deferred loan origination fees	(21)	(130)	(115)
Depreciation and amortization	161	131	86
Provision for losses on loans	131	143	33
Gain on sale of loans	(85)	(100)	(77)
Gain on sale of office premises	-	(23)	-
Gain on redemption of investment security	(329)	-	-
Origination of loans for sale in the secondary market	(3,213)	(2,845)	(2,355)
Proceeds from sale of loans	3,048	2,582	2,094
Amortization of stock benefit plan expense	-	193	144
Loss on sale of property acquired in settlement of loans	9	8	9
Federal Home Loan Bank stock dividends	(84)	(72)	(75)
Increase (decrease) in cash due to changes in:			
Accrued interest receivable on loans	(55)	(12)	(218)
Accrued interest receivable on mortgage-backed securities	6	4	14
Accrued interest receivable on investments and interest-bearing deposits	1	(20)	47
Prepaid expenses and other assets	25	(38)	(101)
Accrued interest payable	31	(10)	-
Other liabilities	64	(89)	(15)
Tax benefits from exercise of options	50	-	-
Federal income taxes			
Current	286	(65)	184
Deferred	25	56	36
Net cash provided by operating activities	1,083	600	839
Cash flows provided by (used in) investing activities:			
Proceeds from maturity of investment securities	3,532	6,005	13,265
Proceeds from redemption of investment securities	344	-	-
Purchase of investment securities designated as held-to-maturity	-	(100)	-
Purchase of investment securities designated as available for sale	(2,000)	(11,784)	(11,826)
Principal repayments on mortgage-backed securities	474	885	2,561
Loan principal repayments	21,838	28,666	35,508
Loan disbursements	(25,481)	(29,745)	(33,978)
Purchase of office premises and equipment	(64)	(741)	(1,162)
Proceeds from sale of property acquired in settlement of loans	329	82	27
Proceeds from sale of premises and equipment	-	71	-
Net cash provided by (used in) investing activities	(1,028)	(6,661)	4,395
Net cash provided by (used in) operating and investing activities (subtotal carried forward)	55	(6,061)	5,234

COMMUNITY INVESTORS BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended June 30, 2005, 2004 and 2003
(In thousands)

	2005	2004	2003
Net cash provided by (used in) operating and investing activities (subtotal brought forward)	$ 55	$ (6,061)	$ 5,234
Cash flows provided by (used in) financing activities:			
Net increase (decrease) in deposit accounts	(9,664)	(862)	2,409
Proceeds from Federal Home Loan Bank advances	28,400	4,000	-
Repayment of Federal Home Loan Bank advances	(20,231)	(4,182)	(90)
Advances by borrowers for taxes and insurance	16	(30)	9
Proceeds from exercise of stock options	309	240	24
Purchase of treasury stock	(902)	(392)	(412)
Dividends on common stock	(385)	(368)	(350)
Net cash provided by (used in) financing activities	(2,457)	(1,594)	1,590
Net increase (decrease) in cash and cash equivalents	(2,402)	(7,655)	6,824
Cash and cash equivalents at beginning of year	6,720	14,375	7,551
Cash and cash equivalents at end of year	**$ 4,318**	**$ 6,720**	**$14,375**
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Federal income taxes	**$ 200**	**$ 490**	**$ 382**
Interest on deposits and borrowings	**$ 2,433**	**$ 2,578**	**$ 3,420**
Supplemental disclosure of noncash investing activities:			
Transfers from loans to property acquired in settlement of loans	**$ 469**	**$ 90**	**$ 36**
Loans disbursed upon sale of property acquired in settlement of loans	**$ 250**	**$ 35**	**$ 25**
Unrealized losses on securities designated as available for sale, net of related tax benefits	**$ (25)**	**$ (147)**	**$ (1)**
Recognition of mortgage servicing rights in accordance with SFAS No. 140	**$ 11**	**$ 24**	**$ 20**

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Community Investors Bancorp, Inc. (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of First Federal Community Bank of Bucyrus (the "Bank"). The Bank conducts a general banking business in northern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiary, the Bank. All significant intercompany balances and transactions have been eliminated.

2. Investment Securities and Mortgage-Backed Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively.

Realized gains or losses on sales of securities are recognized using the specific identification method.

3. Loans Receivable

Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3. Loans Receivable (continued)

on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

Loans held for sale are carried at the lower of cost (less principal payments received) or fair value (market value), calculated on an aggregate basis. At June 30, 2005, loans held for sale were carried at cost. There were no loans identified as held for sale at June 30, 2004.

During the fiscal year ended June 30, 2005, the Bank sold loans in transactions with the Federal Home Loan Bank totaling approximately $3.0 million. Such loans were sold on a recourse basis. The Bank's estimated recourse liability with respect to such sales amounted to approximately $38,000 at June 30, 2005.

The Bank accounts for mortgage servicing rights in accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Bank recognize, as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Bank, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

The Bank recorded amortization related to mortgage servicing rights during the fiscal years ended June 30, 2005 and 2004, totaling approximately $13,000 and $1,000, respectively. A nominal amount of amortization was recorded in the fiscal year ended June 30, 2003. The carrying value of the Bank's mortgage servicing rights, which approximated fair value, totaled approximately $54,000 and $44,000 at June 30, 2005 and 2004, respectively.

The Bank was servicing mortgage loans sold to the Federal Home Loan Bank totaling approximately $6.8 million and $4.5 million at June 30, 2005 and 2004, respectively.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4. Loan Origination Fees

The Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5. Allowance for Loan Losses

It is the Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in its primary lending areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Bank records a loan valuation allowance equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

A loan is defined as impaired under SFAS No. 114 when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in multi-family and nonresidential loans, and its evaluation of impairment thereof, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

It is the Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

At June 30, 2005 and 2004, the Bank had no loans that would be defined as impaired under SFAS No. 114.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

6. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be up to fifty years for buildings, five to fifty years for building improvements, and five to twenty years for furniture and equipment. An accelerated method is used for tax reporting purposes.

7. Property Acquired in Settlement of Loans

Property acquired in settlement of loans is carried at the lower of the loan's unpaid principal balance (cost) or the fair value of collateral less estimated selling expenses at the date of acquisition. Loss provisions are recorded if the property's fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding property acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8. Federal Income Taxes

The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Corporation's principal temporary differences between pretax financial income and taxable income result from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, the general loan loss allowance and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

9. Benefit Plans

The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense recognized related to the ESOP totaled approximately $148,000 and $159,000 for the fiscal years ended June 30, 2004 and 2003, respectively. There was no expense related to the ESOP during fiscal 2005.

The Corporation also has a Management Recognition Plan ("MRP"). During fiscal 1996, the MRP purchased 66,430 shares of the Corporation's common stock in the open market. As of June 30, 2004, the Corporation had awarded 64,580 shares under the MRP, leaving 1,850 shares available for future allocation at June 30, 2005 and 2004. Common stock awarded under the MRP vests ratably over a five year period, commencing with the date of award. At June 30, 2005, the Corporation had distributed 64,425 cumulative shares, leaving 374 awarded shares, which are scheduled to vest through fiscal 2010. A provision of $1,000 and $3,000 related to the MRP was charged to expense for the fiscal years ended June 30, 2004 and 2003, respectively.

The Corporation participates in a multi-employer pension plan (the Plan) which covers substantially all salaried employees, subject to age and service related vesting periods. Expense recognized under the Plan totaled approximately $134,000, $177,000 and $102,000 and for the fiscal years ended June 30, 2005, 2004 and 2003, respectively. Contributions are based upon covered employees' ages and salaries and are dependent upon the ultimate prescribed benefits of the participants and the funded status of the Plan. Contributions to the Plan had not been required for years prior to fiscal 2003 due to an over-funded status. The Corporation was notified that the Plan was in an under-funded position in fiscal 2003 which required the participating employers to make larger contributions to the plan. The Corporation recognized expense related to the plan totaling approximately $134,000, $177,000, $102,000 for the fiscal years ended June 30, 2005, 2004, and 2003, respectively. The Corporation may be liable in the event of termination or its withdrawal from the plan, for a portion of the plan's unfunded vested benefits. Based on the information supplied by plan administrators, the Corporation believes that they would have no additional withdrawal liability. Data concerning the actuarial present value of the accumulated benefits, vested plan benefits, and net assets available for plan benefits relevant to the employees of the Corporation is not available because such determinations are not made for individual participating entities. In June 2004, the Board of Directors voted to freeze the plan with regard to future benefits accruing after August 1, 2004. This action should result in lower continuing contributions to the Plan.

10. Stock Option Plan

During fiscal 1996, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 166,084 shares of authorized, but unissued shares of common stock at the fair value at the date of grant.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

10. Stock Option Plan (continued)

The Corporation accounts for the stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation at the grant date. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

			Year ended June 30,	
		2005	2004	2003
Net earnings (In thousands)	As reported	$1,012	$862	$1,115
	Pro-forma	$1,012	$862	$1,115
Earnings per share				
Basic	As reported	$.95	$.81	$1.05
	Pro-forma	$.95	$.81	$1.05
Diluted	As reported	$.94	$.78	$1.01
	Pro-forma	$.94	$.78	$1.01

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

10. Stock Option Plan (continued)

A summary of the status of the Corporation's stock option plan as of June 30, 2005, 2004 and 2003, and changes during the periods ending on those dates is presented below:

	2005		2004		2003	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	71,482	$8.14	107,474	$7.65	110,774	$ 7.64
Exercised	(41,218)	7.50	(35,992)	6.68	(3,300)	7.67
Forfeited	-	-	-	-	-	-
Outstanding at end of year	**30,264**	**$9.01**	**71,482**	**$8.14**	**107,474**	**$ 7.64**
Options exercisable at year-end	**30,264**	**$9.01**	**71,482**	**$8.14**	**107,474**	**$ 7.65**

The following information applies to options outstanding at June 30, 2005:

Number outstanding	30,264
Range of exercise prices	$6.61 - $10.83
Weighted-average exercise price	$9.01
Weighted-average remaining contractual life	1.6 years

11. Earnings Per Share

Basic earnings per share is computed based upon the weighted-average shares outstanding during the year less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding gives effect to a reduction for 32,301 weighted-average unallocated shares held by the ESOP for the fiscal year ended June 30, 2003. There were no unallocated shares held by the ESOP at June 30, 2005 and 2004.

Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations were as follows:

	2005	2004	2003
Weighted-average common shares outstanding (basic)	1,067,117	1,069,283	1,061,141
Dilutive effect of assumed exercise of stock options	13,239	32,012	38,025
Weighted-average common shares outstanding (diluted)	**1,080,356**	**1,101,295**	**1,099,166**

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2005 and 2004:

Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair value of NOW accounts, passbook accounts and advances by borrowers are deemed to approximate the amounts payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from Federal Home Loan Bank: The fair value of advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 2005 and 2004 was not material.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. Fair Value of Financial Instruments (continued)

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:

	2005		2004	
	Carrying value	**Fair value**	**Carrying value**	**Fair value**
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 4,318	$ 4,318	$ 6,720	$ 6,720
Investment securities	11,322	11,321	12,928	12,925
Mortgage-backed securities	660	662	1,133	1,136
Loans receivable - net	99,148	100,452	95,862	98,126
Federal Home Loan Bank stock	1,942	1,942	1,857	1,857
	$117,390	**$118,695**	**$118,500**	**$120,764**
Financial liabilities				
Deposits	$ 77,540	$ 77,335	$ 87,203	$ 87,191
Advances from the Federal Home Loan Bank	29,231	31,019	21,062	23,130
Advances by borrowers for taxes and insurance	65	65	49	49
	$106,836	**$108,419**	**$108,314**	**$110,370**

13. Advertising

Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $92,000, $94,000 and $80,000 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

14. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

15. Recent Accounting Developments

In March 2004, the Emerging Issues Task Force ("EITF") issued EITF 03-01 "The Meaning of Other-than-Temporary Impairment and its Application to Certain Investments." EITF 03-01 requires that unrealized losses on investment securities that are deemed other-than-temporary be recorded as an adjustment to operations. The Statement applies both to securities designated as held to maturity and those designated as available for sale. EITF 03-01 provides that unrealized losses may be viewed as other-than-temporary as a result not only due to deterioration of the credit quality of the issuer, but due to changes in the interest rate environment as well. An investor must be able to demonstrate the positive ability and intent to hold such securities until a forecasted recovery takes place or until maturity of the security. EITF 03-01 requires separate disclosure related to unrealized losses for securities that have been in an unrealized loss position for a period of less than twelve months and for those that have been in an unrealized loss position for a period greater than twelve months, for financial statements issued for years ending after December 15, 2003. The loss recognition provisions of other-than-temporary losses under EITF 03-01 are effective September 30, 2004. It is management's belief that, given the Corporation's liquidity position, and assuming no credit quality concerns, EITF 03-01 will have no material effect on the Corporation's financial statements.

In March 2004, the Financial Accounting Standards Board (the "FASB") issued a proposed Statement, "Share-Based Payment," that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transactions, including stock option grants, using APB Opinion No. 25, "Accounting for Stock Issued to Employees," and generally would require instead that such transactions be accounted for using a fair-value-based method. Issuance of the final standards and adoption by the Corporation would be expected to result in recognition of compensation expense for the effect of stock option grants in future periods.

16. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2005 consolidated financial statement presentation.

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

Carrying values and estimated fair values of investment securities held to maturity at June 30 are summarized as follows:

	2005		2004	
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(In thousands)			
U. S. Government and agency obligations	$-	$-	$ 24	$ 24
Municipal obligations	147	146	155	152
	$147	$146	$ 179	$ 176

At June 30, 2005 and 2004, the fair value of the Corporation's investment securities was $1,000 and $3,000, less than the cost carrying value, respectively, comprised solely of gross unrealized losses. Investment securities held to maturity at June 30, 2005 and 2004 are scheduled to mature after fiscal 2010.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities designated as available for sale at June 30 are summarized as follows:

	2005			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
U.S. Government agency obligations	$ 8,786	$ 9	$ 37	$ 8,758
Mutual funds	488	-	21	467
Corporate debt securities	2,005	6	122	1,889
Corporate equity securities	34	27	-	61
	$11,313	$ 42	$180	$11,175

	2004			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
U.S. Government agency obligations	$10,285	$ 5	$122	$10,168
Mutual funds	488	-	21	467
Corporate debt securities	2,017	36	8	2,045
Corporate equity securities	49	20	-	69
	$12,839	$ 61	$151	$12,749

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost and estimated fair value of U.S. Government agency securities and corporate debt securities designated as available for sale at June 30, by contractual terms to maturity, are shown below:

	2005		2004	
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(In thousands)			
Due in three years or less	$ 5,005	$ 4,954	$ 2,017	$ 2,051
Due after three years through five years	1,500	1,490	4,000	3,951
Due after five years	4,286	4,203	6,285	6,211
	$10,791	$10,647	$12,302	$12,213

At June 30, 2005 and 2004, investment securities with an aggregate book value of $7.0 million and $7.4 million, respectively, were pledged as collateral for public deposits.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 2005 and 2004 are summarized as follows:

	2005			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Available for sale:				
Government National Mortgage Association participation certificates	$488	$-	$ 20	$468
Held to maturity:				
Federal Home Loan Mortgage Corporation participation certificates	147	2	-	149
Government National Mortgage Association participation certificates	45	-	-	45
Total mortgage-backed securities held to maturity	192	2	-	194
Total mortgage-backed securities	$680	$ 2	$ 20	$662

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

	2004			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Government National Mortgage Association participation certificates	$ 671	$-	$ 37	$ 634
Federal National Mortgage Association participation certificates	244	6	-	250
Total mortgage-backed securities available for sale	915	6	37	884
Held to maturity:				
Federal Home Loan Mortgage Corporation participation certificates	192	3	-	195
Government National Mortgage Association participation certificates	57	-	-	57
Total mortgage-backed securities held to maturity	249	3	-	252
Total mortgage-backed securities	$1,164	$ 9	$ 37	$1,136

The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

	June 30,	
	2005	2004
	(In thousands)	
Available for sale:		
Due within three years	$ 22	$ 42
Due from three to ten years	60	202
Due from ten to twenty-five years	407	671
	$489	$915
Held to maturity:		
Due within three years	$ 3	$ 7
Due in three to twenty years	188	242
	$191	$249

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at June 30, 2005.

Description of securities	Less than 12 months			12 months or longer			Total		
	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses
	(Dollars in thousands)								
Mutual Fund	-	$ -	$-	1	$ 468	$20	1	$ 468	$ 20
U.S. Government agency and corporate obligations	4	1,919	81	8	5,219	77	12	7,138	158
Mortgage-backed securities	-	-	-	1	468	20	1	468	20
Total temporarily impaired securities	4	$1,919	$81	10	$6,155	$ 117	14	$8,074	$198

Management has the intent to hold these securities for the foreseeable future and the decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio, including loans held for sale, at June 30 is as follows:

	2005	2004
	(In thousands)	
Residential real estate		
One-to-four family	$ 74,813	$79,912
Multi-family	331	261
Construction	2,418	2,925
Nonresidential real estate and land	7,835	5,717
Consumer and other	14,865	8,617
	100,262	97,432
Less:		
Undisbursed portion of loans in process	255	813
Deferred loan origination fees	187	208
Allowance for loan losses	672	549
	$ 99,148	$95,862

The Bank's lending efforts have historically focused on one-to-four family and multi-family residential real estate loans, which comprise approximately $77.3 million, or 78%, of the total loan portfolio at June 30, 2004 and $82.3 million, or 86%, of the total loan portfolio at June 30, 2004. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of northern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Bank's primary lending area are presently stable.

NOTE C - LOANS RECEIVABLE (continued)

In the normal course of business, the Bank has made loans to some of its directors, officers and employees. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. Loans to directors and officers totaled approximately $800,000 and $1.0 million at June 30, 2005 and 2004, respectively.

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

	2005	2004 (In thousands)	2003
Balance at beginning of year	$549	$544	$558
Provision for losses on loans	131	143	33
Charge-offs of loans	(36)	(143)	(60)
Recoveries	28	5	13
Balance at end of year	$672	$549	$544

As of June 30, 2005, the Bank's allowance for loan losses was comprised of a general loss allowance of $610,000, which is includible as a component of regulatory risk-based capital, and a specific loss allowance of $62,000.

Nonperforming and nonaccrual loans totaled approximately $1.3 million, $1.0 million and $1.6 million at June 30, 2005, 2004 and 2003, respectively.

During the years ended June 30, 2005, 2004 and 2003, interest income of approximately $68,000, $50,000 and $28,000, respectively, would have been recognized had nonperforming loans been performing in accordance with their contractual terms.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at June 30 are comprised of the following:

	2005	2004
	(In thousands)	
Land and improvements	$ 593	$ 593
Office buildings and improvements	1,620	1,597
Furniture, fixtures and equipment	810	769
	3,023	2,959
Less accumulated depreciation and amortization	752	591
	$2,271	$ 2,368

NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

Deposit type and weighted-average interest rate	**2005**	**2004**
	(In thousands)	
NOW accounts		
2005 - 0.75%	$15,517	
2004 - 0.29%		$14,101
Money market demand deposits		
2005 - 1.30%	6,471	
2004 - 0.96%		8,918
Passbook		
2005 - .50%	19,061	
2004 - .50%		20,752
Total demand, transaction and passbook deposits	41,049	43,771
Certificates of deposit		
Original maturities of:		
Less than 12 months		
2005 - 1.69%	4,840	
2004 - 1.25%		6,912
12 months to 24 months		
2005 - 2.07%	15,657	
2004 - 1.79%		21,486
30 months to 36 months		
2005 - 2.37%	2,083	-
More than 36 months		
2005 - 4.09%	3,737	
2004 - 4.28%		3,535
Individual retirement accounts		
2005 -2.75%	10,174	
2004 - 2.00%		11,499
Total certificates of deposit	36,491	43,432
Total deposit accounts	**$77,540**	**$87,203**

At June 30, 2005 and 2004, the Bank had certificate of deposit accounts with balances in excess of $100,000 totaling $2.8 million and $5.9 million, respectively.

NOTE F - DEPOSITS (continued)

Interest expense on deposits for the year ended June 30 is summarized as follows:

	2005	2004	2003
		(In thousands)	
Passbook	$ 100	$ 126	$ 156
NOW accounts	156	138	390
Certificates of deposit	811	987	1,554
	$1,067	**$1,251**	**$2,100**

Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

	2005	2004
	(In thousands)	
Less than one year	$29,269	$33,770
One to three years	6,472	8,114
Over three years	750	1,548
	$36,491	**$43,432**

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at June 30, 2005 by pledges of certain residential mortgage loans totaling $39.5 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

Interest rate	Maturing fiscal year ending June 30,	2005	2004
		(Dollars in thousands)	
3.53%	2006	$ 8,200	$ -
6.20% - 7.05%	2008	31	62
5.92% - 6.52%	2010	21,000	21,000
		$29,231	**$21,062**
Weighted-average interest rate		5.45%	6.21%

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

The outstanding advances at both June 30, 2005 and 2004, contain a call provision whereby the Federal Home Loan Bank may redeem the advance on the anniversary date of the advance and annually thereafter.

NOTE H - FEDERAL INCOME TAXES

Federal income taxes differ from the amounts computed at the statutory corporate tax rate as follows for the years ended June 30:

	2005	2004	2003
		(In thousands)	
Federal income taxes computed at statutory rate	$521	$442	$573
Decrease in taxes, resulting primarily from tax-exempt interest	(1)	(3)	(2)
Federal income tax provision per consolidated statements of earnings	**$520**	**$439**	**$571**

The composition of the Corporation's net deferred tax liability at June 30 is as follows:

	2005	2004
	(In thousands)	
Taxes (payable) refundable on temporary differences at estimated corporate tax rate:		
Deferred tax assets:		
General loan loss allowance	$ 207	$ 166
Deferred loan origination fees	64	71
Unrealized losses on securities designated as available for sale	54	41
Other	8	20
Total deferred tax assets	333	298
Deferred tax liabilities:		
Federal Home Loan Bank stock dividends	(344)	(315)
Book/tax depreciation	(136)	(98)
Other	(8)	(15)
Total deferred tax liabilities	(488)	(428)
Net deferred tax liability	**$(155)**	**$(130)**

NOTE H - FEDERAL INCOME TAXES (continued)

Prior to 1997, the Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2005, includes approximately $1.2 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction at June 30, 2004 is approximately $400,000.

NOTE I - LOAN COMMITMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At June 30, 2005, the Bank had outstanding commitments of approximately $500,000 to originate loans. Additionally, the Bank was obligated under unused lines of credit totaling $2.9 million for home equity loans and $1.8 million for commercial loans. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2005, and will be funded from normal cash flow from operations.

NOTE J - REGULATORY CAPITAL

The Bank is subject to the regulatory capital requirements of the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.

NOTE J - REGULATORY CAPITAL (continued)

The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

During fiscal 2005, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

As of June 30, 2005 and 2004, management believes that the Bank met all capital adequacy requirements to which it was subject.

2005

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Risk-based capital	$13,614	18.6%	≥$5,876	≥8.0%	≥$7,345	≥10.0%
Core capital	$13,075	10.8%	≥$4,822	≥4.0%	≥$7,233	≥ 6.0%
Tangible capital	$13,075	10.8%	≥$1,808	≥1.5%	≥$6,028	≥ 5.0%

2004

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Risk-based capital	$13,595	19.7%	≥$5,523	≥8.0%	≥$6,903	≥10.0%
Core capital	$13,180	10.8%	≥$4,864	≥4.0%	≥$7,312	≥ 6.0%
Tangible capital	$13,180	10.8%	≥$1,828	≥1.5%	≥$6,094	≥ 5.0%

The Corporation's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of management, such as increased interest rates or a downturn in the economy in the Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

COMMUNITY INVESTORS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2005, 2004 and 2003

NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC.

The following condensed financial statements summarize the financial position of Community Investors Bancorp, Inc. as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the years ended June 30, 2005, 2004 and 2003.

COMMUNITY INVESTORS BANCORP, INC.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2005 and 2004
(In thousands)

ASSETS	2005	2004
Non interest-bearing deposits in First Federal Community Bank of Bucyrus	$ 235	$ 87
Investment in First Federal Community Bank of Bucyrus	12,965	13,100
Prepaid expenses and other	111	49
Total assets	$13,311	$13,236
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued expenses and other liabilities	$ 21	$ 4
Stockholders' equity		
Common stock and additional paid-in capital	7,307	7,359
Retained earnings	12,256	11,630
Shares acquired by stock benefit plans	(15)	(15)
Treasury shares - at cost	(6,154)	(5,662)
Unrealized losses on securities designated as available for sale, net of related tax effects	(104)	(80)
Total stockholders' equity	13,290	13,232
Total liabilities and stockholders' equity	$13,311	$13,236

COMMUNITY INVESTORS BANCORP, INC.
STATEMENTS OF EARNINGS
Years ended June 30, 2005, 2004 and 2003
(In thousands)

	2005	2004	2003
Revenue			
Interest income	$ -	$ 5	$ 10
Equity in earnings of First Federal Community Bank of Bucyrus	1,090	918	1,146
Total revenue	1,090	923	1,156
General, administrative and other expenses	119	92	59
Earnings before income tax credits	971	831	1,097
Federal income tax credits	(41)	(31)	(18)
NET EARNINGS	$1,012	$ 862	$1,115

NOTE K - CONDENSED FINANCIAL STATEMENTS OF COMMUNITY INVESTORS BANCORP, INC. (continued)

COMMUNITY INVESTORS BANCORP, INC.
STATEMENTS OF CASH FLOWS
Years ended June 30, 2005, 2004 and 2003
(In thousands)

	2005	2004	2003
Cash flows from operating activities:			
Net earnings for the year	$1,012	$862	$1,115
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Distributions in excess of earnings of consolidated subsidiary	109	-	-
Undistributed earnings of consolidated subsidiary	-	(668)	(487)
Amortization expense of stock benefit plan	-	94	28
Increases (decreases) in cash due to changes in:			
Tax benefits from exercise of stock options	50	-	-
Prepaid expenses and other assets	(62)	117	63
Other liabilities	17	2	(20)
Net cash provided by operating activities	1,126	407	699
Cash flows provided by investing activities:			
Repayments on ESOP loan	-	151	70
Cash flows used in financing activities:			
Proceeds from exercise of stock options	309	240	24
Dividends on common stock	(385)	(368)	(350)
Purchase of treasury stock	(902)	(392)	(412)
Net cash used in financing activities	(978)	(520)	(738)
Net increase in cash and cash equivalents	148	38	31
Cash and cash equivalents at beginning of year	87	49	18
Cash and cash equivalents at end of year	$ 235	$ 87	$ 49

The Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Bank to the Corporation. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net income for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.

NOTE L - GAIN ON REDEMPTION OF INVESTMENT SECURITY

The Bank was required to hold shares of common stock in its data processing provider, Intrieve, Incorporated ("Intrieve"). In April 2005, Intrieve was acquired by Harland Financial Solutions. As a result, the Bank received cash consideration of approximately $344,000 in redemption of its Intrieve shares, resulting in a pre-tax gain totaling $329,000.

NOTE M - STOCK SPLITS

On September 20, 2005, the stockholders adopted a proposal to amend the Corporation's Articles of Incorporation to effect a 1-for-300 reverse stock split with the repurchase of all resulting fractional shares; followed immediately by a 300-for-1 forward stock split of the Corporation's common shares. As a result of the stock splits, each shareholder owning less than 300 common shares of the Corporation or common shares other than in a 300 share lot immediately prior to the stock split received $15.00 per share in cash for each common share owned and was no longer a shareholder. The Corporation expended $2.0 million in cash to redeem all fractional shares created by the 1-for-300 stock split resulting in a corresponding reduction of shareholders' equity.

The purpose of the stock splits were to enable the Corporation to deregister its common shares under the Securities and Exchange Act of 1934 (the Act), as amended. Management believes that deregistration of the Corporation's common shares will result in future cost savings that more than offset any benefits derived from maintaining registration of the Corporation's shares under the Act.

Board of Directors
Phillip W. Gerber
President and Chief Executive Officer of First Federal Community Bank

John W. Kennedy
Retired President and Chief Executive Officer of First Federal Community Bank

Dale C. Hoyles
Chairman of the Board, Retired Senior Vice President/Treasurer of Centurion Financial

David M. Auck
Vice Chairman of the Board
Co-owner Auck Dostal Agency

Philip E. Harris
Manager, Global Logistics Integration
The Timken Company

John D. Mizick
Certified Public Accountant
Mizick, Miller & Company, Inc.

D. Brent Fissel
Dentist

Michael J. Romanoff
Owner Romanoff Jewelers
Co-owner Val-Castings, Inc. and Allure Designs, Inc.

Honorary Directors
Richard L. Cory
Attorney at law - Cory and Cory

Herbert Kraft
Farmer and Retired Salesman - Moorman Feed Sales

Thomas P. Moore
Retired President and General Manager - Brokensword Broadcasting Co.

Executive Officers
Phillip W. Gerber
President and Chief Executive Officer

Brian R. Buckley
Vice President and Chief Operating Officer

Jeffrey K. Urban
Vice President-Commercial Loans

Thomas G. Kalb
Vice President and Chief Financial Officer

Assistant Vice Presidents
Lynn A. Brewer
Jane A. Cremeans
Timothy G. Heydinger
Kimberly B. Roe

General Counsel
Cory and Cory
221 S. Poplar Street
Bucyrus, Ohio 44820

Special Legal Counsel
Elias, Matz, Tiernan & Herrick, LLP
734 15th Street, N.W., 12th Floor
Washington, DC 20005

Transfer Agent and Registrar
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Investment Banker & Financial Advisor
Keefe, Bruyette & Woods, Inc.
211 Bradenton
Dublin, Ohio 43017

Major Market Makers
Friedman, Billings, Ramsey & Company
Sweney, Cartwright & Company
Goldman, Sachs & Company
Stifel Nicolaus & Co.
Knight Securities L.P.

BRANCH ADDRESSES AND MANAGERS

Main Office
P.O. Box 749
119 S. Sandusky Avenue
Bucyrus, Ohio 44820

South Branch - *Cheryl Korner*
875 S. Sandusky Avenue
Bucyrus, Ohio 44820

New Washington - *Sharon Carman*
220 W. Mansfield Street
New Washington, Ohio 44854

Automated Teller Machine
1661 Marion Road
Bucyrus, Ohio 44820

East Branch- *Lynn A. Brewer*
2020 East Mansfield Street
Bucyrus, Ohio 44820

Visit First Federal Community Bank on the worldwide web at www.ffcb.com

STOCKHOLDER SERVICES

Registrar and Transfer serves as primary transfer agent and as dividend disbursing agent for Community Investors Bancorp, Inc. shares. Communications regarding changes of address, transfer of shares, lost certificates and dividends should be sent to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

1 (800) 368-5948

NOTES



Community Investors Bancorp, Inc.
P.O. Box 749 • 119 S. Sandusky Avenue • Bucyrus, Ohio 44820